SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                           Mark Twain Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.25 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   570437 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Carl A. Wattenberg, Jr.
                      8820 Ladue Road, St. Louis, MO 63124
                                 (314) 727-1000
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 27, 1996
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Schedule 13D Statement                     This Report: October 29, 1996
Amendment No. 8                            Original Report: July 24, 1975
                                           Last Amended Report: January 30, 1989

CUSIP NO. 570437 10 3
          -----------

--------------------------------------------------------------------------------
1)   Name of Reporting Persons                         Alvin J. Siteman
     S.S. or I.R.S. Identification                     ###-##-####
     Nos. of Above Persons
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                         (a)
     if a Member of a Group                            (b)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                   Not applicable.
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization  U.S.A.
--------------------------------------------------------------------------------
Number of Shares       7)    Sole Voting Power         2,190,126
Beneficially Owned by  ---------------------------------------------------------
Each Reporting         8)    Shared Voting Power
Person With...         ---------------------------------------------------------
                       9)    Sole Dispositive Power    2,190,126
                       ---------------------------------------------------------
                       10)   Shared Dispositive Power
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person                   2,190,126
--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount
      in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
13)   Percent of Class Represented
      by Amount in Row (11)                            13.3%*
--------------------------------------------------------------------------------
14)   Type of Reporting Person                         IN
--------------------------------------------------------------------------------

* Includes 423,325 shares owned by two corporate affiliates of Mr. Siteman, 101,558 shares held by Mr. Siteman as trustee of trusts for four daughters, 31,889 options exercisable within 60 days, and 7,673 shares in the Mark Twain Bancshares Savings Challenge Plan.

Schedule 13D Statement                     This Report: October 29, 1996
Amendment No. 8                            Original Report: July 24, 1975
                                           Last Amended Report: January 30, 1989

ITEM 1. SECURITY AND ISSUER:

        Common Stock, $1.25 Par Value;
        Mark Twain Bancshares, Inc.
        8820 Ladue Road, St. Louis, Missouri  63124


ITEM 2. IDENTITY AND BACKGROUND

        (a) Alvin J. Siteman

        (b) The Siteman Organization, Inc.
            7755 Carondelet Avenue
            St. Louis, Missouri  63105

        (c) President and Chief Executive Officer
            Flash Oil Corporation
            7755 Carondelet Avenue
            Clayton, Missouri  63105

            President and Chief Executive Officer
            Site Oil Company of Missouri
            7755 Carondelet Avenue
            Clayton, Missouri  63105

            The above two companies market petroleum products.

            President and Chief Executive Officer
            The Siteman Organization, Inc.
            7755 Carondelet Avenue
            Clayton, Missouri  63105

            The above company owns and manages real estate commercial, industrial, office and apartment buildings.

            Mr. Siteman is a director since March 20, 1972, member of the Executive Committee of Mark Twain Bancshares, Inc. since April 24, 1975, Vice President since 1979, and Chairman of the Board since December 29, 1986.

        (d) Alvin J. Siteman has not during the last five years been convicted in a criminal proceeding.

        (e) Alvin J. Siteman has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree, or final order enjoining future violations of, or

Schedule 13D Statement                     This Report: October 29, 1996
Amendment No. 8                            Original Report: July 24, 1975
                                           Last Amended Report: January 30, 1989

            prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

        (f) U.S.A.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

        Not applicable.


ITEM 4. PURPOSE OF TRANSACTION:

        Mercantile Bancorporation Inc. ("Mercantile"), Mark Twain Bancshares, Inc. ("Mark Twain"), and Ameribanc, Inc. ("Merger Sub"), a wholly owned subsidiary of Mercantile, entered into an Agreement and Plan of Reorganization, dated October 27, 1996 (the "Merger Agreement"), pursuant to which Mark Twain will be merged with and into Merger Sub (the "Merger"). Pursuant to the Merger Agreement, each share of Mark Twain common stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted into .9520 shares (the "Exchange Ratio") of common stock , par value $5.00, of Mercantile. Consummation of the transactions contemplated by the Merger Agreement is subject to the terms and conditions contained in the Merger Agreement.

        In connection with the Merger Agreement, Alvin J. Siteman ("Siteman"), entered into a letter agreement with Mercantile, agreeing not to sell, transfer, or dispose of any Mark Twain common stock other than pursuant to the Merger or to an affiliate who agrees to comply with the terms of the letter agreement. Pursuant to the letter agreement, Siteman also agreed to vote all of the stock beneficially owned by him at the record date of any meeting of the stockholders of Mark Twain to consider and vote on the Merger in favor of the Merger and to vote against any alternative transaction or action to nullify or prevent the Merger. In the letter agreement, Siteman also agreed that (i) he had no present plan or intention to sell, exchange or otherwise dispose of any shares of Mercantile common stock to be received pursuant to the Merger and
        (ii) he has not transferred, nor did he have any present plan or intention to transfer any shares of Mark Twain common stock prior to the Effective Time of the Merger in contemplation of the Merger. Such letter agreement will terminate upon the termination of the Merger Agreement in accordance with its terms. The above summary of the letter agreement is subject in its entirety to such letter agreement, a copy of which is included as Exhibit A to this Schedule 13D. The letter agreement is specifically incorporated by reference herein.

        Except as set forth herein, Siteman presently does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 in Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

        (a) Alvin J. Siteman beneficially owns a total of 2,190,126 shares of common stock of Mark Twain which constitutes 13.3 percent of the total amount of stock in that class.

        (b) Alvin J. Siteman has the sole power to vote or direct the vote of 2,190,126 shares of Mark Twain Common Stock. However, as summarized in Item 4 above and fully detailed in Exhibit A, Mr. Siteman has agreed to vote all such stock beneficially owned by him in favor of the Merger, and against any alternative transaction or action to nullify or prevent the merger.

        (c) On September 9, 1996, Mr. Siteman purchased 1,000 shares of Mark Twain common stock on the New York Stock Exchange at a price of $40.75 per share.

        (d) Not applicable.

        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER:

        Contracts, arrangements, understandings or relationships with respect to the securities of Mark Twain consist of the Merger Agreement and the letter agreement which are specifically incorporated herein by reference. Such letter agreement is attached to this Schedule 13-D as Exhibit A. See also description of the aforementioned documents in Item 4 above.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

        Exhibit A: The letter agreement dated October 27, 1996 between Mercantile Bancorporation Inc., and Alvin J. Siteman.


SIGNATURE:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:   October 29, 1996                /s/ Alvin J. Siteman
                                        ----------------------------------------
                                                     Alvin J. Siteman
                                                    (Reporting Person)

Schedule 13D Statement                     This Report: October 29, 1996
Amendment No. 8                            Original Report: July 24, 1975
                                           Last Amended Report: January 30, 1989

                                    EXHIBIT A

                                October 27, 1996



Mercantile Bancorporation Inc.
Mercantile Tower
St. Louis, Missouri  63166

Dear Sirs:

The undersigned understands that Mercantile Bancorporation Inc. ("Mercantile") and Mark Twain Bancshares, Inc. ("Bancshares") are entering into an Agreement and Plan of Reorganization (the "Agreement") providing for, among other things, a merger between a wholly owned subsidiary of Mercantile and Bancshares (the "Merger") in which all of the outstanding shares of capital stock of Bancshares will be exchanged for shares of common stock, par value $5.00 per share, of Mercantile. This letter agreement is being executed by me solely in my capacity as a shareholder of Bancshares.

As a condition and inducement to your willingness to enter into the Agreement:

Ownership of Stock. I represent that I have sole voting and dispositive power over that number of shares of the Common Stock, par value $1.25 per share, of Bancshares ("Bancshares Common Stock") as set forth on Schedule A hereto, and that I beneficially own such shares free and clear of all liens, charges and encumbrances, agreements and commitments of every kind. The representation set forth in this paragraph shall not survive the consummation of the Merger.

No Disposition or Solicitation. I will not sell, agree to sell or otherwise transfer or dispose of any Bancshares Common Stock, other than pursuant to the Merger or to an affiliate who agrees to comply herewith, nor will I directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any person relating to any sale of Bancshares, or any of its business, material assets, or capital stock, or any business combination or similar transaction involving Bancshares. ("Alternative Transaction"). Nothing in this letter agreement shall preclude the undersigned from discharging his fiduciary duties as a director of the Company.

Voting. I agree that I will vote all Bancshares Common Stock beneficially owned by me at the record date for any meetings of stockholders of Bancshares called to consider and vote on the Merger in favor of the Merger and I will vote against, and not consent to, any Alternative Transaction or any action to nullify or prevent the Merger at any meeting of stockholders of Bancshares called to consider and vote on any Alternative Transaction or any such action.

No Disposition of Bancshares or Mercantile Common Stock. In my capacity as Bancshares shareholder, I represent that (i) I have no present plan or intention to sell, exchange, or otherwise dispose of (or enter into any transaction to reduce my equity risk with respect to) any shares of Mercantile Common Stock to be received pursuant to the Merger, (ii) I have not transferred, and have no present plan or intention to transfer, any shares of Bancshares Common Stock prior to the Effective Time of the Merger in contemplation of the Merger, and

Schedule 13D Statement                     This Report: October 29, 1996
Amendment No. 8                            Original Report: July 24, 1975
                                           Last Amended Report: January 30, 1989

(iii) both of the foregoing representations will be true, correct and complete as of the Effective Time of the Merger as though made as of the Effective Time of the Merger. I understand that the representations made in this paragraph will be relied upon by Sidley & Austin, counsel to Bancshares, and Wachtell, Lipton, Rosen & Katz, counsel to Mercantile (each of whom is an intended third-party beneficiary of the representations in this paragraph), in rendering their opinions pursuant to Sections 6.02(c) and 6.03(d), respectively, of the Agreement.

Termination. This letter agreement shall terminate upon the termination of the Agreement in accordance with its terms.

Miscellaneous. This letter agreement shall bind and benefit the respective parties' successors, assigns, executors, trustees and heirs. Damages are inadequate for breach by me of any term of this agreement and Mercantile shall be entitled to preliminary and permanent injunctive relief to enforce this agreement. This letter agreement shall be governed by and construed under the laws of the State of Missouri (without giving effect to the choice of law provisions thereof). Any term hereof which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without affecting remaining terms or their validity or enforceability in any other jurisdiction. If any provisions of this letter agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

This letter agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts together shall constitute one and the same instrument.

Very truly yours,

s/ Alvin J. Siteman
---------------------------------------
In his capacity as a shareholder,
trustee, and authorized signatory

Confirmed and accepted as of the date first above written:

MERCANTILE BANCORPORATION INC.

By: s/John Beriese
    -----------------------------------
Name:
Title:

Schedule 13D Statement                     This Report: October 29, 1996
Amendment No. 8                            Original Report: July 24, 1975
                                           Last Amended Report: January 30, 1989

                                   SCHEDULE A

                                   Number of Shares of
                                 Bancshares Common Stock
                                   Owned Beneficially          Address and
       Name of Shareholder           and of Record           Contact Person
-------------------------------- -----------------------  ----------------------

Flash Oil Corporation                       412,500       c/o Alvin J. Siteman

Site Oil Company of Missouri                 10,825       c/o Alvin J. Siteman

Alvin J. Siteman, as trustee of
the Alvin J. Siteman Trust
under agreement dated
July 9, 1993                              1,625,681*          Alvin J. Siteman

Bancshares Savings Challenge
Plan                                          7,673**     c/o Alvin J. Siteman

Alvin Siteman, as trustee under
agreement dated November 28,
1969 FBO Suzanne Mary Siteman                14,336           Alvin J. Siteman

Alvin Siteman, as trustee under
agreement dated November 28,
1969 with Phil L. Siteman
FBO Suzanne Mary Siteman                     22,519       c/o Alvin J. Siteman

---------------

* Approximately 400,000 shares are pledged as security to certain financial institutions.

** Owned beneficially but not of record.

Alvin J. Siteman - Trustee under agreement
dated November 28, 1969 FBO Joanne Victoria Siteman                      30,378

Alvin Siteman Trustee under agreement
dated January 22, 1968 FBO Estelle F. Siteman                            34,325